Mail Stop 6010

      August 23, 2005

Mr. Hanan Eibushitz
RoboGroup T.E.K. LTD.
13 Hamelacha Street, Afek
Industrial Park, Rosh Ha` Ayin, 48091, Israel


Re:	RoboGroup T.E.K. LTD.
	Form 20-F for the year ended December 31, 2004
	Filed June 30, 2005
	File No. 0-19435

Dear Mr. Eibushitz:


      We have reviewed your response letter dated August 22, 2005 and related filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the year ended December 31, 2004

Consolidated Financial Statements

Independent Auditor`s Report,  page F-2
1. We note your response to prior comment one in our letter dated August 15, 2005 and the amendment filed to your Form 20-F. However, we do not see that you have filed currently dated Section 302 and
906
certifications with your amendment. Accordingly, please amend your
Form 20-F to include the required certifications.
2. Additionally, we have the following comments regarding the reports of other independent accountants filed under Rule 2-05 of Regulation
S-X that were relied upon by your principal auditors:
a) The subsidiary reports do not appear to be audited in accordance with PCAOB Standards. Subsidiary audit reports filed under Rule 2-05 of Regulation S-X must also refer to compliance with PCAOB
Standards.
b) Mock & Partners International does not appear to be registered with the PCAOB. Under Section 102 of the Sarbanes Oxley Act of 2002,
any audit firm that prepares, issues, or participates in the preparation or issuance of an audit report with respect to an SEC issuer must be registered with the PCAOB.
c) The audit of Eshed Robotec B.V., Amsterdam is in accordance with accounting principles generally accepted in the Netherlands. One of the audit reports should clearly state who is responsible for auditing the conversion of the financial statements from the foreign
GAAP into Israeli GAAP used in the primary financial statements. Additionally, the division of responsibility among the auditors with respect to the U.S. GAAP reconciliations pursuant to Item 17 of Form
20-F should be explicit in the audit reports.
Please amend your Form 20-F to address the above concerns. We refer you to the International Reporting and Disclosure Issues in the Division of Corporation Finance dated November 1, 2004, which can be found on www.sec.gov.
3. We note that you did not include the representations requested in our letter dated August 15, 2005. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3671 if you have questions.


Sincerely,



Martin F. James
							Senior Assistant Chief
Accountant
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Mr. Eibushitz
RoboGroup T.E.K. LTD.
August 23, 2005
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